EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended
						Six Months Ended June 30,
	June 30, 2013		March 31, 2013		June 30, 2012	2013		2012
Earnings:
Net income (loss)	$183.6		$162.6		$(72.9)	$346.2		$(499.9)
Provision for income taxes	32.2		15.2		45.4	47.4		85.7
Income (loss) before provision for income taxes	215.8		177.8		(27.5)	393.6		(414.2)
Fixed Charges:
Interest and debt expenses on indebtedness	281.4		291.9		634.2	573.3		1,714.8
Interest factor: one-third of rentals on real and personal properties	1.7		2.7		1.9	4.4		3.9
Total fixed charges for computation of ratio	283.1		294.6		636.1	577.7		1,718.7
Total earnings before provision for income taxes and fixed charges	$498.9		$472.4		$608.6	$971.3		$1,304.5
Ratios of earnings to fixed charges	1.76	x	1.60	x	(1)	1.68	x	(1)

(1)	Earnings were insufficient to cover fixed charges by $27.5 million and $414.2 million for the quarter and six months ended June 30, 2012, respectively.